Exhibit 99.3

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VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 11 am Central European Time

on 4 August 2016 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. (“VimpelCom” or the “Company”) for the annual general meeting of VimpelCom shareholders to be held on 5 August 2016.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VimpelCom held of record by the undersigned on 1 July 2016, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC

AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to alex.lemke@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF

PROXY FORM

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VIMPELCOM LTD.

A NOTARY PUBLIC and must be received no later than 11 am Central European Time on 4 August 2016. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER.

FOR PROPOSAL 1 PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. THIS PROPOSED RESOLUTION WILL BE DETERMINED BY SIMPLE MAJORITY.

PROPOSALS 2 TO 10 (INCLUSIVE) WILL BE DETERMINED BY CUMULATIVE VOTING AS FOLLOWS. PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY NINE (9) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAMES OF YOUR NINE (9) NOMINEES.

IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSAL 1 YOU VOTE “FOR” THE PROPOSAL AND FOR PROPOSALS 2 TO 10 (INCLUSIVE), THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY.

PROPOSAL	VOTING INSTRUCTIONS

1.      To re-appoint PricewaterhouseCoopers Accountants N.V. as auditor of the Company for a term expiring at the conclusion of the 2017 annual general meeting of shareholders of the Company and to authorize the Supervisory Board to determine the remuneration of the auditor.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. To appoint Stan Chudnovsky as a director.	VOTES FOR

3. To appoint Mikhail Fridman as a director.	VOTES FOR

4. To appoint Gennady Gazin as a director.	VOTES FOR

5. To appoint Andrei Gusev as a director.	VOTES FOR

PROXY FORM

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VIMPELCOM LTD.

PROPOSAL	VOTING INSTRUCTIONS

6. To appoint Gunnar Holt as a director.	VOTES FOR

7. To appoint Sir Julian Horn-Smith as a director.	VOTES FOR

8. To appoint Jørn Jensen as a director.	VOTES FOR

9. To appoint Nils Katla as a director.	VOTES FOR

10. To appoint Alexey Reznikovich as a director.	VOTES FOR